Exhibit 12
MERRILL LYNCH & CO., INC. AND SUBSIDIARIES
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES AND
COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(dollars in millions)

	Year Ended Last Friday in December
	2005	2004 (a)	2003 (a)	2002 (a)	2001 (a)
	(52 weeks)	(53 weeks)	(52 weeks)	(52 weeks)	(52 weeks)
Pre-tax earnings (loss) (b)	$6,814	$5,436	$5,040	$2,343	$(228)

Add: Fixed charges (excluding capitalized interest and preferred security dividend requirements of subsidiaries)	21,967	10,734	8,195	10,164	17,690

Pre-tax earnings before fixed charges	28,781	16,170	13,235	12,507	17,462

Fixed charges:
Interest	21,752	10,530	8,003	9,958	17,437
Other (c)	215	204	193	206	260

Total fixed charges	21,967	10,734	8,196	10,164	17,697

Preferred stock dividend requirements	100	54	52	51	54

Total combined fixed charges and preferred stock dividends	$22,067	$10,788	$8,248	$10,215	$17,751

Ratio of earnings to fixed charges	1.31	1.51	1.61	1.23	0.99	(d)

Ratio of earnings to combined fixed charges and preferred stock dividends	1.30	1.50	1.60	1.22	0.98	(d)

(a)	Certain prior period amounts have been reclassified to conform to the current period presentation.
(b)	Excludes undistributed earnings (loss) from equity investments.
(c)	Other fixed charges consist of the interest factor in rentals, amortization of debt issuance costs, preferred security dividend requirements of subsidiaries, and capitalized interest.
(d)	Earnings were insufficient to cover fixed charges and combined fixed charges and preferred dividend requirements by $235 million and $289 million, respectively.